UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

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Lightbridge Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224K 203

(CUSIP Number)

Seth Grae

c/o Lightbridge Corporation

11710 Plaza America Drive, Suite 2000

Reston, VA 20190

(571) 730-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224K 203

1	NAME OF REPORTING PERSON Seth Grae
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 456,470
	8	SHARED VOTING POWER* 50,000
	9	SOLE DISPOSITIVE POWER* 456,470
	10	SHARED DISPOSITIVE POWER* 50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 506,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 5.1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

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This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on June 30, 2006 by Seth Grae (the “Reporting Person”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated to read as follows:

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Lightbridge Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11710 Plaza America Drive, Suite 2000, Reston, Virginia, 20190.

ITEM 2.	IDENTITY AND BACKGROUND

Items 2(b) and (c) are hereby amended and restated to read as follows:

(b) The business address of the Reporting Person is c/o Lightbridge Corporation, 11710 Plaza America Drive, Suite 2000, Reston, VA 20190.

(c) The Reporting Person is the President, Chief Executive Officer and a Director of the Issuer, a nuclear fuel technology company. The principal executive offices of the Issuer are located at 11710 Plaza America Drive, Suite 2000, Reston, Virginia, 20190.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

The Reporting Person received the securities covered by this statement from the Issuer pursuant to the terms of his Employment Agreement dated February 14, 2006 and under the terms of the Issuer’s equity plans as in effect from time to time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (d) are hereby amended and restated to read as follows:

(a) Items 7, 8, 9, 10, 11 and 13 of the cover pages are hereby incorporated herein by reference.

As of March 22, 2017, the Reporting Person’s beneficial ownership included (i) 72,814 shares of Common Stock directly owned by the Reporting Person, (ii) 50,000 shares of Common Stock owned by the Reporting Person’s spouse, over which the Reporting Person may exercise dispositive or voting power, and (iii) options to purchase 383,656 shares of Common Stock that were exercisable within 60 days of March 22, 2017.

(b), (d) The Reporting Person’s spouse separately owns 50,000 shares of Common Stock, over which the Reporting Person may exercise dispositive or voting power.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Seth Grae

Dated: April 21, 2017	/s/ Seth Grae

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